SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Ault Global Holdings, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended March 31, 2021 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue increased to approximately $13.2 million for the three months ended March 31, 2021, representing an increase of $7.6 million compared to approximately $5.6 million for the three months ended March 31, 2020. The registrant’s income from continuing operations was approximately $1.2 million for the three months ended March 31, 2021, representing an improvement of $4.1 million compared to a loss from continuing operations of approximately $2.9 million for the three months ended March 31, 2020.

The increase in revenue from the three months ended March 31, 2020, was due to an increase in revenue from lending and trading activities of approximately $5.2 million attributed to a significant allocation of capital from our recent equity financing transactions to our loan and investment portfolio, coupled with an increase in revenue from the registrant’s customized solutions for the military markets, including approximately $1.8 million from Relec Electronics, which was acquired on November 30, 2020.

The registrant’s operating expenses increased to approximately $6.9 million for the three months ended March 31, 2021, representing an increase of $2.2 million compared to approximately $4.7 million for the three months ended March 31, 2020.

The increase in operating expenses from the three months ended March 31, 2020, was due to the following:

•	Engineering and product development expenses increased by approximately $160,000 due to costs incurred at Coolisys related to the development of the registrant’s electric vehicle charger products.

•	Selling and marketing expenses increased approximately $900,000 as result of increases in personnel costs directly attributed to an increase in sales and marketing personnel and consultants primarily at Ault Alliance related to digital marketing through Tansocial and digital learning.

•	General and administrative expenses increased approximately $2.2 million mainly due to higher consulting, audit, legal and insurance costs. In addition, general and administrative costs increased related to the Michigan Data Center, operated by Alliance Cloud Services. General and administrative expenses during the three months ended March 31, 2021 include $341,000 of costs from Relec, which was acquired on November 30, 2020.

•	The three months ended March 31, 2020 included a $1.0 million provision for credit losses.

The registrant’s net income available to common stockholders was approximately $2.0 million for the three months ended March 31, 2021, representing an improvement of $8.5 million, compared to a net loss available to common stockholders of approximately $6.5 million for the three months ended March 31, 2020.

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AULT GLOBAL HOLDINGS, INC.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 17, 2021	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

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